Exhibit 99.1

FCA outperformed the European market once again in May with sales up 25.3% (versus 15.5% for the industry). Market share was 60 basis points higher at 7.4%, with the Group ranking fourth in the European sales rankings for the second consecutive month. By brand, sales were up 31.9% for Lancia, 30.0% for Jeep and 26.8% for Fiat. The Fiat Panda and Fiat 500 dominated the A segment with a combined 30.7% share. The Fiat 500L was the best-selling vehicle in the Small MPV segment with a 32.9% share. The Fiat 500X and Jeep Renegade continued among the leaders in the Small SUV segment and the new Fiat Tipo continued to climb the European rankings.
FCA closed the month of May with year-over-year sales growth in Europe (EU28+EFTA) significantly higher than the industry average. In fact, Group sales totaled 98,000 vehicles, increasing 25.3% versus 15.5% for the industry overall. Market share was 60 basis points higher at 7.4%, making FCA fourth overall in the European sales rankings for the second consecutive month.
FCA also outperformed the industry for the five months year-to-date, with sales up 17.6% (versus 9.7%) to 452,000 vehicles.
In May, the Group posted increases in nearly all major markets, with sales up 33.3% in Italy, 8.9% in Germany, 28.1% in France (versus 22.3% for the industry) and 37.0% in Spain (+21.1% for the industry).
Fiat brand posted European sales of 74,500 vehicles, representing the brand’s 21st consecutive monthly increase and a 26.8% increase over May 2015. Market share was 50 basis points higher at 5.6%.
By major market, sales were up 33.0% in Italy, 10.8% in Germany, 39.5% in France, 1.3% in the UK and 31.0% in Spain. For Europe excluding Italy, brand sales were up 20.0%.
Year-to-date, brand sales were up 18.4% to 343,200 vehicles and market share was 40 basis points higher at 5.2%.
The Fiat Panda and Fiat 500 consolidated the brand’s leadership in the A segment with a combined 30.7% share. The Panda was overall leader with 18,300 units sold (+19.9%) followed by the 500 with nearly 16,400 units sold (+8.0%). The 500L continued as leader in the Small MPV segment with a 32.9% share and more than 10,500 units sold. The 500X, firmly established as one of the top four in its segment, posted another strong monthly increase with sales up 82.2% to more than 10,400 vehicles. The new Fiat Tipo also continued to gain momentum, ranking second in its segment in Italy and steadily climbing the European rankings with a total of 4,800 units sold for the month.
Lancia/Chrysler also outperformed the industry with sales up 31.9% to 7,500 vehicles and share up 10 basis points to 0.6%.
For the year-to-date, brand sales were up 16.6% to 34,500 vehicles and share was stable at 0.5%.
In Italy, brand sales in May were up 38.0% and market share was 30 basis points higher at 3.8%. The best-selling Ypsilon also remained leader in the Italian B segment, with sales up 39.3% to 7,200 for the month and share 160 basis points higher at 14.3%.
Alfa Romeo closed May with more than 5,500 vehicles sold and European market share at 0.4%. Sales performance was particularly positive in Italy(+7.1%) and Germany (35.4%).
Year-to-date, brand sales totaled 26,300 units (+3.4%) and market share was stable at 0.4%. Compared with the same period in 2015, sales were up 4.8% in Italy, 6.6% in Germany, 2.4% in France, 4.9% in the UK and 7.6% in Spain. Sales of the Giulietta were up 4.55% for the period to nearly 20,000 units. The launch of the new Giulia is expected to further boost brand sales across Europe.
Jeep posted a 30.0% increase in May sales to nearly 9,900 vehicles. This represented the brand’s 31st consecutive monthly increase. Market share remained in line with a year ago at 0.7%.
Year-to-date, brand sales were up 24.2% to nearly 45,300 vehicles and market share was 10 basis points higher at 0.7%.
May sales were up 61.0% in Italy, 6.0% in Germany, 14.1% in France and 109.9% in Spain. The Jeep Renegade posted a 52.6% year-over-year sales increase in May and has firmly established itself among the top ten in the Small SUV segment with a 6.45% share for the month. For the year-to-date, sales of the Renegade were up 50.6%.
For Maserati, the Group’s luxury brand, European sales totaled 559 vehicles in May and 2,636 for the year-to-date.

London, 16 June 2016

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